KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of March 29, 2018

EXHIBIT 1:

Performance Measurement Statistics

List of Tables

Table 1: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			50%																					50%
AA-	2				100%																				
A+	5					60%																			40%
A	6						83%																		17%
A-	38				3%		5%	84%	3%																5%
BBB+	78					1%		5%	86%																8%
BBB	49								4%	92%															4%
BBB-	8										87%	13%													
BB+	1											100%													
BB	1												100%												
BB-	0																								
B+	1																								100%
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	191																								

Table 2: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2			50%																					50%
AA-	2				100%																				
A+	3					67%																			33%
A	5						20%																		80%
A-	8						13%	37%																	50%
BBB+	21							10%	61%																29%
BBB	16							6%	19%	56%															19%
BBB-	8								13%	25%	36%													13%	13%
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	65																								

Table 3: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 4: Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	75%								25%
K1	13		77%							23%
K2	113	1%	3%	89%						7%
K3	47			4%	92%					4%
B	1					100%				
C	0									
Total	178									

Table 5: Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	75%								25%
K1	10		40%							60%
K2	29		3%	66%						31%
K3	13			15%	77%					8%
B	0									
C	0									
Total	56									

Table 6: Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 7: Insurance Companies - 1-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		67%																						33%
AA	2			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	1							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	6																								

Table 8: Insurance Companies - 3-Year Transition and Default Rates (Insurance Financial Strength Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	3		67%																						33%
AA	1			100%																					
AA-	0																								
A+	0																								
A	0																								
A-	0																								
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	4																								

Table 9: Insurance Companies - 10-Year Transition and Default Rates (Insurance Financial Strength Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 10: Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	1																								100%
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1																								

Table 11: Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	0																								
AA-	0																								
A+	0																								
A	0																								
A-	1																								100%
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1																								

Table 12: Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 13: RMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1382	98%																						2%	
AA+	45	49%	40%																					11%	
AA	77	16%	23%	49%																				12%	
AA-	11	9%	9%	9%	73%																			12%	
A+	10			40%	30%																			30%	
A	76	3%	7%	16%	9%	8%	53%																	4%	
A-	27				4%	7%		78%																11%	
BBB+	25	4%					4%		68%															24%	
BBB	104			3%	4%	1%	9%	10%	14%	56%														3%	
BBB-	65		6%	2%		2%			5%	9%	67%													9%	
BB+	21					5%				33%		48%												14%	
BB	74					1%		1%	5%	11%	19%	3%	57%											3%	
BB-	17											12%		76%										12%	
B+	24								17%					8%	75%										
B	18											17%		33%	6%	44%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	1976																									

Table 14: RMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	428	95%																						5%	
AA+	21	62%	14%																					24%	
AA	43	79%	12%																					9%	
AA-	5	20%	20%		60%																				
A+	3																							100%	
A	48	10%	38%	23%	6%		4%																	19%	
A-	6			17%				16%																67%	
BBB+	8	12%																						88%	
BBB	58			19%	14%	10%	24%	19%	7%	2%														5%	
BBB-	12			8%						8%	26%													58%	
BB+	4					25%																		75%	
BB	57						2%	9%	26%	21%	26%	2%	9%											5%	
BB-	2																							100%	
B+	0																								
B	12											25%		50%	8%	17%									
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	707																								

Table 15: RMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 16: CMBS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)	
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	1605	96%																						4%	0%
AA+	21		100%																						
AA	73		5%	91%																				4%	
AA-	142	1%		5%	88%																			6%	
A+	24				17%	83%																			
A	70				1%	4%	95%																		
A-	241	0%				0%	4%	92%																4%	
BBB+	32							9%	91%																
BBB	40									100%															
BBB-	295									0%	97%													3%	0%
BB+	34											100%													
BB	130												97%	2%		1%									
BB-	145													89%	2%									9%	
B+	35														97%									3%	
B	87															93%	5%							2%	
B-	103													1%			94%		1%					4%	
CCC+	0																								
CCC	2																		100%						
CCC-	0																								
CC	0																								
C	0																								
Total	3079																								

Table 17: CMBS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	877	88%																						12%	0%
AA+	5		80%																					20%	
AA	40		25%	70%																				5%	
AA-	81	2%	7%	11%	70%																			10%	
A+	10			10%	40%	40%																		10%	
A	59			2%	5%	25%	65%																	3%	
A-	134	1%	1%		1%	1%	10%	78%																8%	
BBB+	26						4%	19%	77%																	
BBB	16							6%	6%	82%															6%	
BBB-	149								1%	3%	81%														14%	1%
BB+	17											100%														
BB	81										1%		90%	5%	1%	1%									2%	
BB-	59													73%	5%										22%	
B+	17														76%	12%			6%						6%	
B	59															84%	8%								8%	
B-	23																78%		9%						13%	
CCC+	0																									
CCC	0																									
CCC-	0																									
CC	0																									
C	0																									
Total	1653																									

Table 18: CMBS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 19: Other ABS - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	45	42%																						58%	
AA+	25	44%	20%																					36%	
AA	36	28%	33%	28%																				11%	
AA-	8	38%	13%	25%	11%																			13%	
A+	14	7%	21%	21%	14%	16%																		21%	
A	57	4%	16%	12%	11%	25%	23%																	9%	
A-	11				9%	27%		9%																55%	
BBB+	11		18%			27%	18%	18%	19%																	
BBB	57		4%			4%	7%	12%	21%	45%														7%	
BBB-	14					7%	7%	7%	29%	29%	21%														
BB+	6					33%				17%	33%													17%	
BB	37								3%	8%	8%	8%	68%											5%	
BB-	5													100%											
B+	1														100%										
B	5												20%		20%	20%								40%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	332																								

Table 20: Other ABS - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	19	11%																						89%	
AA+	8																							100%	
AA	16		19%																					81%	
AA-	5	20%																						80%	
A+	6	17%																						83%	
A	15	27%	13%	13%	7%																			40%	
A-	3	33%		34%																				33%	
BBB+	5		20%			20%																		60%	
BBB	17	12%	12%	6%	6%	12%	6%		5%															41%	
BBB-	3		33%		34%																			33%	
BB+	2							50%	50%																
BB	10		10%				10%	20%	10%															50%	
BB-	2							50%				50%													
B+	0																								
B	2																							100%	
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	113																								

Table 21: Other ABS - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 22: Other ABS - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	4									

Table 23: Other ABS - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	2								100%	
K1	0									
K2	0									
K3	0									
B	0									
C	0									
Total	2									

Table 24: Other ABS - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 25: Other SFPs - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	14	79%																						14%	7%
AA+	0																								
AA	18			100%																					
AA-	3			67%	33%																				
A+	4					100%																			
A	46		4%				87%																	7%	2%
A-	4						25%	50%															25%		
BBB+	5					20%			80%																
BBB	39						3%			89%														5%	3%
BBB-	3										67%	33%													
BB+	1												100%												
BB	14											7%	93%												
BB-	3															33%								67%	
B+	3													67%										33%	
B	1																								100%
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	158																								

Table 26: Other SFPs - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																						Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4																							75%	25%
AA+	0																								
AA	3			100%																					
AA-	1				100%																				
A+	4					100%																			
A	10						70%																	30%	
A-	1							100%																	
BBB+	1								100%																
BBB	7									71%														29%	
BBB-	1										100%														
BB+	0																								
BB	3												100%												
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	35																								

Table 27: Other SFPs - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 28: U.S. Public Finance - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

| Credit Ratings as of 12/31/2016 | | Credit Ratings as of 12/31/2017 (Percent) | | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2016 - 12/31/2017 (Percent) | | |
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	4	100%																							
AA+	10		100%																						
AA	12		8%	92%																					
AA-	18			6%	94%																				
A+	8				13%	87%																			
A	4					25%	75%																		
A-	7							100%																	
BBB+	1								100%																
BBB	2									100%															
BBB-	1										100%														
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	67																								

Table 29: U.S. Public Finance - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (other)
AAA	3	100%																							
AA+	2		100%																						
AA	10		10%	70%	20%																				
AA-	9			22%	78%																				
A+	4				25%	75%																			
A	3					67%	33%																		
A-	3							100%																	
BBB+	0																								
BBB	0																								
BBB-	0																								
BB+	0																								
BB	0																								
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	34																								

Table 30: U.S. Public Finance - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Table 31: U.S. Public Finance - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2016 through December 31, 2017)

Credit Ratings as of 12/31/2016		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2016 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	5	80%								20%
K1	1		100%							
K2	0									
K3	0									
B	0									
C	0									
Total	6									

Table 32: U.S. Public Finance - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2014 through December 31, 2017)

Credit Ratings as of 12/31/2014		Credit Ratings as of 12/31/2017 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2017 (Percent)		
Credit Rating	Number of Ratings Outstanding	K1+	K1	K2	K3	B	C	Default	Paid Off	Withdrawn (other)
K1+	4	100%								
K1	1		100%							
K2	0									
K3	0									
B	0									
C	0									
Total	5									

Table 33: U.S. Public Finance - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

KBRA has not assigned credit ratings in this class/subclass for the length of time necessary to produce a Transition/Default Matrix.

Form NRSRO Exhibit 1 – Filed as of March 29, 2018

Exhibit 1. Provide in this Exhibit performance measurement statistics of the credit ratings of the Applicant/NRSRO, including performance measurement statistics of the credit ratings separately for each class of credit rating for which the Applicant/NRSRO is seeking registration or is registered (as indicated in Item 6 and/or 7 of Form NRSRO):

OVERVIEW

Kroll Bond Rating Agency (KBRA) began to publish credit ratings in 2011. The attached tables show transition and default rates for 1-year, 3-year, and 10-year[1] time periods through the most recent calendar year end.

Note: KBRA assigns several thousand financial strength ratings, using an "A" through "E", as well as an "aaa" through "d" rating scale. General industry practice is not to define financial strength ratings as "credit ratings." Such ratings typically do not reference a particular security and in many cases are used to support credit ratings. Consequently, KBRA does not include financial strength ratings in its Exhibit 1 submission.

PERFORMANCE MEASUREMENT STATISTICS

Periods Shown; Institutions Rated; Frequency of Ratings

The data in the attached tables have been compiled from historical ratings. The unit of study for Structured Finance ratings is the rated tranche. For all other ratings, the issuer is the unit of study, regardless of the number of obligations or classes of obligations rated.

Each table shown is based on a static pool or cohort analysis. The tables show the percent of ratings outstanding at the start of the period (not initial ratings) in each category, compared to where they stood at the end of the stated period. The diagonal is the percent of ratings that remained the same at the start and end of the period. The periods covered are 1- year (comparing ratings on December 31, 2016 with ratings at December 31, 2017), 3-year (comparing ratings on December 31, 2014 with ratings at December 31, 2017) and 10-year[1] (comparing ratings on December 31, 2007 with ratings at December 31, 2017).

The transition and default tables reflect specific time periods. However, the number of entities included may change from period to period, or from the beginning of a period to the end of a period. For example, an institution may merge, dissolve, or otherwise experience an organizational change that causes it to cease to be included in a later period.

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[1] KBRA has not assigned credit ratings for the length of time necessary to produce any 10-year transition matrices.

For long-term and short-term Credit Ratings, KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

In all cases, defaulted entities are not dollar-weighted (*i.e.*, a failure of a large entity and a small entity will be counted the same).

For the purposes of KBRA's Exhibit 1 submission, "other SFPs" means a securitization primarily of Containers, Aircraft, Net Leases, Residential PACE, Property Tax Liens, Whole Business Securitization, Wireless Spectrum, Timeshare or Other ABS.

Definition of Credit Rating Categories Used by KBRA

Long-Term Credit Rating Scale

KBRA assigns credit ratings to issuers and their obligations using the same rating scale. In either case, KBRA's credit ratings are intended to reflect both the probability of default and severity of loss in the event of default, with greater emphasis on probability of default at higher rating categories. For obligations, the determination of expected loss severity is, among other things, a function of the seniority of the claim. Generally speaking, issuer-level ratings assume a loss severity consistent with a senior unsecured claim. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

AAA Determined to have almost no risk of loss due to credit-related events. Assigned only to the very highest quality obligors and obligations able to survive extremely challenging economic events.

AA Determined to have minimal risk of loss due to credit-related events. Such obligors and obligations are deemed very high quality.

A Determined to be of high quality with a small risk of loss due to credit-related events. Issuers and obligations in this category are expected to weather difficult times with low credit losses.

BBB Determined to be of medium quality with some risk of loss due to credit-related events. Such issuers and obligations may experience credit losses during stress environments.

BB Determined to be of low quality with moderate risk of loss due to credit-related events. Such issuers and obligations have fundamental weaknesses that create moderate credit risk.

B Determined to be of very low quality with high risk of loss due to credit-related events. These issuers and obligations contain many fundamental shortcomings that create significant credit risk.

CCC Determined to be at substantial risk of loss due to credit-related events, or currently in default with high recovery expectations.

CC Determined to be near default or in default with average recovery expectations.

C Determined to be near default or in default with low recovery expectations.

D KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append + or - modifiers to ratings in categories AA through CCC to indicate, respectively, upper and lower risk levels within the broader category.

Short-Term Credit Rating Scale

KBRA's short-term ratings indicate an ability to meet obligations that typically have maturities of thirteen months or fewer when issued by corporate entities, financial institutions, and in connection with structured finance transactions. When applied to municipal obligations, KBRA's short- term ratings typically indicate an ability to meet obligations of three years or fewer. Short-term ratings may be assigned to both issuers and to specific obligations. As compared to long-term ratings, greater emphasis is placed on an obligor's liquidity profile and access to funding. KBRA appends the "sf" indicator to ratings assigned to structured finance obligations.

K1 Very strong ability to meet short-term obligations.

K2 Strong ability to meet short-term obligations.

K3 Adequate ability to meet short-term obligations.

B Questionable ability to meet short-term obligations.

C   Little ability to meet short-term obligations.

D   KBRA defines default as occurring if:

1. There is a missed interest or principal payment on a rated obligation which is unlikely to be recovered; or

2. The rated entity files for protection from creditors, is placed into receivership or is closed by regulators such that a missed payment is likely to result; or

3. The rated entity seeks and completes a distressed exchange, where existing rated obligations are replaced by new obligations with a diminished economic value.

KBRA may append a + modifier to ratings in the K1 category to indicate exceptional ability to meet short-term obligations.

RATING ACTION HISTORY

Ratings information that is required to be made available pursuant to SEC Rule 17g-2(d) can be found first by clicking on the link **https://www.krollbondratings.com/regulatory**, and then clicking the hyperlinks "Issuer Paid Ratings" under the heading "Rating Action History."